BEA 東亞銀行

Our Ref: SHR/08/74

October 16, 2008

08005673

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SEC Mail Processing Section
OCT 29 2008
Washington, DC
111

Ladies and Gentlemen,

SUPPL

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 3608 5068 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

PROCESSED
NOV 06 2008
THOMSON REUTERS

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/gm/779
Encls.

11/3

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中10號
Telephone 電話 (852) 3608 3608 Facsimile 傳真 (852) 3608 6000 Telex 電傳 HX 73017
www.hkbea.com

GF 188 (06/2005)

File No. 82-3443

Annex to Letter to the SEC
dated October 16, 2008
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since September 4, 2008 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Form SC5 Return of Particulars of a Contract relating to Share Allotment
   Date : September 17, 2008
   Source of Requirement : Hong Kong Companies Ordinance

2. Document : Form SC1 Return of Allotments
   Date : September 17, 2008
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Suspension of Trading
   Date : September 18, 2008
   Source of Requirement : HKSE Listing Rules

4. Document : Announcement and Resumption of Trading
   Date : September 18, 2008
   Source of Requirement : HKSE Listing Rules

5. Document : Announcement – Unusual Price Movements
   Date : September 24, 2008
   Source of Requirement : HKSE Listing Rules

6. Document : Form SC1 Return of Allotments
   Date : October 2, 2008
   Source of Requirement : Hong Kong Companies Ordinance

* HKSE denotes Hong Kong Stock Exchange

公司註冊處
Companies Registry

與股份分配有關的合約細則申報表
Return of Particulars of a Contract Relating to Share Allotment

(公司條例第 45(2)條)
(Companies Ordinance s. 45(2))

表格 Form **SC5**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 **Company Name**

The Bank of East Asia, Limited 東亞銀行有限公司

2 以非現金支付全部或部分股款所分配的股份數目
Number of Shares Allotted as Fully or Partly Paid Up otherwise than in Cash

2,528,077

3 股份類別
Class of Shares

Ordinary

4 每股的面值
Nominal Value of Each Share

貨幣單位 Currency	款額 Amount
HK$	2.50

5 每股被視作以非現金支付股款的款額
Amount Treated as Paid and Payable on Each Share otherwise than in Cash

貨幣單位 Currency	款額 Amount
HK$	2.50

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (GM)

請勿填寫本欄 **For Official Use**

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 分配上述股份的代價
Consideration for which the above Shares have been Allotted

A. 如作出該項分配是作爲清償全部或部分財產的買價，請述明該項財產以及清償買價的詳情：
If the allotment is made in satisfaction or part satisfaction of the purchase price of property, please describe the property and the details as regards how the purchase price is to be satisfied :

(1) 財產的簡述
Brief Description of Property

-

(2) 買價
Purchase Price

	貨幣單位 Currency	款額 Amount
(a) 以非現金支付股款而獲分配股所付代價的總款額 Total amount of consideration paid for shares allotted otherwise than in cash		-
(b) 現金 Cash		-
(c) 購買人所解除的債項或所承擔的債務的款額（包括按揭及購買人就收購財產所解除的債項或所承擔的債務） Amount of debt released or liabilities assumed by the purchaser (including mortgages and any debts released or liabilities assumed by the purchaser on the property acquired)		-
總買價 Total Purchase Price		-

B. 如分配該等股份的代價爲服務或非上文第 6A 項所述的其他代價，請述明該項代價的性質，以及所分配股份的數目
If the consideration for the allotment of such shares is services, or any consideration other than that mentioned in Section 6A above, please state the nature of such consideration and the number of shares so allotted

Capitalisation issue –
2,528,077 shares allotted under scrip dividend scheme.

Please refer to the attached Appendix for the nature of consideration.

255

7 上文第 6A 項所述財產的總買價的細目分類：
Breakdown of the Total Purchase Price of the Property mentioned in Section 6A above :

	貨幣單位 Currency	款額 Amount
(1) 永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置（凡該等財產是在按揭的規限下出售，應列明總價值。） Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)		-
(2) 批租土地財產的法定產業權（凡該等財產是在按揭的規限下出售，應列明總價值。） Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)		-
(3) 批租土地財產上的固定工業裝置及機械 Fixed plant and machinery on leasehold property		-
(4) 永久業權財產或批租土地財產的衡平法權益（凡該等財產是在按揭的規限下出售，應列明總價值。） Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)		-
(5) 活動工業裝置及機械、商品存貨及其他實產 Loose plant and machinery, stock-in-trade, and other chattels		-
(6) 商譽及合約的利益 Goodwill and benefit of contracts		-
(7) 專利、設計、商標、特許、版權等 Patents, designs, trade marks, licences, copyrights, etc.		-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司編號 Company Number
255

	貨幣單位 Currency	款額 Amount
(8) 帳面債項及其他債項 Book and other debts		-
(9) 手頭現金及銀行來往帳戶內的現金、匯票、票據等 Cash in hand and at Bank on current account, bills, notes, etc.		-
(10) 存放於銀行或其他地方的現金 Cash on deposit at Bank or elsewhere		-
(11) 股份、債權證及其他投資 Shares, debentures and other investments		-
(12) 其他財產 Other property		-
總買價 Total Purchase Price		-

簽署 Signed : [signature]

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 17 / 09 / 2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

Company No.255

Appendix

Form SC5

6. A sum of HK$6,320,192.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 2,528,077 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 26th August, 2008 who had validly elected to receive new shares in lieu of cash dividend of HK$0.23 per share.

Signed ______________________(Secretary)

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	17	09	2008
至 To	17	09	2008

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	6,320,192.50
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	4,183,493,740.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (GM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-2,528,077-	HK$2.50	HK$2.50	Nil	Nil	Nil

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

See the attached Appendix

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class — 類別 Class	類別 Class
		Ordinary	
See the attached CD-Rom		-2,528,077-	
	各類別股份分配的總數 Total Shares Allotted by Class	-2,528,077-	

簽署 Signed： [signature]

姓名 Name ： Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date： 17 / 09 / 2008

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

Company No.255

Appendix

Form SC1

5. Consideration for which the Shares have been Allotted

A sum of HK$6,320,192.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 2,528,077 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 26th August, 2008 who had validly elected to receive new shares in lieu of cash dividend of HK$0.23 per share.

Signed ______________________ (Secretary)

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

SUSPENSION OF TRADING

At the request of The Bank of East Asia, Limited (the "Bank"), trading in the shares of the Bank will be suspended with effect from 2:30 p.m. on 18 September 2008 pending an announcement by the Bank in relation to an unauthorized manipulation of the valuation of certain equity derivatives held by the Bank.

As a result, the interim profit of the Bank as announced on 5 August 2008 will be restated to reduce profit before and after tax by HK$131 million and HK$109 million respectively. There is no material effect on the Bank's balance sheet or capital, which remains significantly in excess of regulatory requirements.

The directors, together with the Bank's auditor, KPMG, have reviewed the valuation of the affected equity derivatives and all required adjustments have been booked.

After adjusting for the effect of this error, the Bank has recorded a trading loss in respect of the affected equity derivatives of approximately HK$93 million for the period from 1 January to 30 June 2008. No further trading losses have been incurred on the affected equity derivatives subsequent to that date.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 18 September, 2008.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman & Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. Kenneth LO Chin-ming, Mr. KUOK Khoon-ean and Mr. William DOO Wai-hoi; and Non-executive Directors of the Bank are: Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

ANNOUNCEMENT AND RESUMPTION OF TRADING

During the course of a regular independent control review performed by the Bank, it was revealed that one of its employees in the Bank's equity derivatives desk had manipulated the valuation of certain equity derivatives held by the Bank without authorisation and in violation of the prescribed operation procedures of the Bank. It is suspected that such unauthorised manipulation was made to conceal losses incurred as a result of certain equity derivatives trades executed by the Trader.

Before discovery of the manipulation, the Bank recorded a trading profit of approximately HK$38 million for the period from 1st January to 30th June 2008 in respect of the affected equity derivatives. There should have been a trading loss of HK$93 million after adjusting the effect of the unauthorised manipulation in the total amount of HK$131 million. No further trading losses have been incurred on the affected equity derivatives subsequent to that date.

The Board considers that such unauthorised manipulation resulted in a material misstatement of the interim profit before and after tax of the Group as announced on 5th August 2008. The restated profit of the Group before and after tax for the six months ended 30th June 2008 are as follows:

	6 months ended 30/6/2008
	HK$ Mn
Profit before tax	1,073
Profit after tax	821

There is no material effect on the Bank's balance sheet or capital, which remains significantly in excess of regulatory requirements.

The restated consolidated profit and loss account of the Group for the six months ended 30th June 2008 is set out in this announcement.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

Trading in the shares of the Bank was suspended at the request of the Bank with effect from 2:30pm on 18th September 2008 pending the release of this announcement. Application has been made for the resumption of trading in the shares of the Bank from 9:30am on 19th September 2008.

During a regular independent control review performed by The Bank of East Asia, Limited (the "**Bank**"), it was revealed that one of its employees in the Bank's equity derivatives desk (the "**Trader**") had manipulated the valuation of certain equity derivatives held by the Bank without authorisation and in violation of the prescribed operation procedures of the Bank. It is suspected that such unauthorised manipulation was made to conceal losses incurred as a result of certain equity derivatives trades executed by the Trader.

The Bank has carried out immediate investigation and has taken remedial actions expeditiously following discovery of the incident. The Bank has engaged its auditors, KPMG, to carry out a thorough investigation of this case promptly. The Bank, together with KPMG, has reviewed the valuation of all the affected equity derivatives and the relevant records, and is satisfied that all required adjustments have been made.

Before discovery of the manipulation, the Bank recorded a trading profit of approximately HK$38 million for the period from 1st January to 30th June 2008 in respect of the affected equity derivatives. There should have been a trading loss of HK$93 million after adjusting the effect of the unauthorised manipulation in the total amount of HK$131 million. No further trading losses have been incurred on the affected equity derivatives subsequent to that date.

The board of directors of the Bank (the "**Board**") considers that such unauthorised manipulation resulted in a material misstatement of the interim profit before and after tax of the Bank and its subsidiaries (the "**Group**") as announced on 5th August 2008. The restated profit before and after tax of the Group for the six months ended 30th June 2008 are as follows:

	6 months ended 30/6/2008
	HK$ Mn
Profit before tax	1,073
Profit after tax	821

There is no material effect on the Bank's balance sheet or capital, which remains significantly in excess of regulatory requirements.

The Board considers it essential for the shareholders and the investing public to fully understand the effect on the financial position of the Group as a result of the unauthorised manipulation. The restated consolidated profit and loss account of the Group for the six months ended 30th June 2008, compared with that for the same period as previously announced by the Group is set out below:

	6 months ended 30/6/2008 Restated	6 months ended 30/6/2008 Previously reported
	HK$ Mn	HK$ Mn
Interest income	8,832	8,832
Interest expense	(5,349)	(5,349)
Net interest income	3,483	3,483
Fee and commission income	1,425	1,425
Fee and commission expense	(238)	(238)
Net fee and commission	1,187	1,187
Net trading losses	(213)	(82)
Net result from financial instruments designated at fair value through profit or loss	(1,043)	(1,043)

Other operating income	271	271
Non-interest Income	202	333
Operating income	3,685	3,816
Operating expenses	(2,764)	(2,764)
Operating profit before impairment losses	921	1,052
Impairment losses on loans and advances	(89)	(89)
Impairment losses on held-to-maturity investments	(33)	(33)
Impairment losses on available-for-sale financial assets	(198)	(198)
Write back of impairment losses on bank premises	5	5
Impairment losses	(315)	(315)
Operating profit after impairment losses	606	737
Net profit on sale of available-for-sale financial assets	185	185
Net loss on sale of subsidiaries/associates	(9)	(9)
Net loss on sale of fixed assets	(2)	(2)
Valuation gains on investment properties	198	198
Share of profits less losses of associates	95	95
Profit for the period before taxation	1,073	1,204
Income tax		
Current tax		
- Hong Kong	18	(4)
- Overseas	(235)	(235)
Deferred tax	(35)	(35)
Profit for the period after taxation	821	930
Attributable to:		
Equity holders of the Group	785	894
Minority interests	36	36
Profit after taxation	821	930

As it is suspected that fraudulent act may have been involved, the Bank has reported the matter to the Commercial Crime Bureau. The Bank has suspended the Trader from his duties pending investigation.

The Bank considers this an isolated incident involving possible fraudulent conduct of one of its employees. The Bank has a sound and comprehensive internal review and control system which is regularly reviewed both internally and by external professional advisers for improvement. In view of this incident, the Bank has engaged KPMG to conduct a special review on its internal control system and procedures and advise on any existing deficiency, as well as ways to strengthen its internal control measures in relation to equity derivatives trading. The Bank will continue to strengthen its internal control to prevent the occurrence of similar incidents in the future.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

Trading in the shares of the Bank was suspended at the request of the Bank with effect from 2:30pm on 18th September 2008 pending the release of this announcement. Application has been made for the resumption of trading in the shares of the Bank from 9:30am on 19th September 2008.

For and on behalf of
The Bank of East Asia, Limited
David LI Kwok-po
Chairman & Chief Executive
Hong Kong, 18th September, 2008

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman & Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. Kenneth LO Chin-ming, Mr. KUOK Khoon-ean and Mr. William Doo Wai-hoi, and Non-executive Directors of the Bank are: Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

ANNOUNCEMENT
UNUSUAL PRICE MOVEMENTS

Reference is made to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The Board of directors ("Board") of The Bank of East Asia, Limited (the "Bank") has noted the decrease in the trading price of the shares of the Bank today. The Board wishes to state that it is not aware of any reasons for such decrease, but it notes that there are certain articles appearing in the press today regarding the Bank's investments and also market rumours in relation to the operational and financial position and stability of the Bank.

The Bank has issued a news release earlier today to clarify the rumours. The Board hereby reiterates in the strongest possible terms that such articles and rumours have no basis in fact.

The Bank's total outstanding exposures to Lehman Brothers and AIG are HKD422.8 million and HKD49.9 million, respectively. The Board confirms that the Bank's financial position is sound and stable. As of 30th June, 2008, the total consolidated assets of the Bank stood at HKD396.6 billion. The Bank's capital adequacy ratio is 14.6%, which is well above the international required level.

The Bank takes this incident very seriously. Upon learning of the malicious rumours, the management of the Bank has immediately reported the matter to the Police and the Hong Kong Monetary Authority. The Police is taking expedient and appropriate measures in response.

Other than as disclosed above, the Bank confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, and neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules that is or may be of a price-sensitive nature. **Accordingly, investors are advised to exercise caution when trading in shares of the Bank.**

Made by the order of the Bank, the Board of the Directors of which (except Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Thomas KWOK Ping-kwong, Mr. Richard LI Tzar-kai, Mr. Kenneth LO Chin-ming and Mr. Stephen Charles LI Kwok-sze, who cannot be contacted before the release of this announcement) individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 24th September, 2008.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman & Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. Kenneth LO Chin-ming, Mr. KUOK Khoon-ean and Mr. William DOO Wai-hoi; and Non-executive Directors of the Bank are: Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze.

Return of Allotments

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) 2. 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	25	09	2008
至 To	25	09	2008

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	50,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	414,600.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	4,183,543,740.00

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (GM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-20,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$414,600.00

(註 Note 9) ### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-20,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-20,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 02/10/2008

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

END